UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH, 26th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on March, 26th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1 and 7, Article 17 of the Bylaws and all members of Fiscal Council: Mr. Ricardo Florence, Mrs. Zhang Ran and Mr. Liu ChengGang, according to paragraph 3 of article 163 of Brazilian Corporation Law. Also, for part of the meeting, the following people were present: from KPMG, Mr. Thiago R. Oliveira; and Mr. Yuehui Pan.

4.         PRESIDING BOARD: Chairman – Zhao Yumeng and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows, and the Fiscal Council manifested unanimously, when highlighted below :

(i)      To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii)          Take cognizance of the results of the performance review of the Executive Officers in relation to their Corporate, Specific and People Management targets, form the individual short-term target plans (“ICP Plan”) set for fiscal year 2017, which had been previously examined and had their approval recommended by the Human Resources Management Committee, and approve the payment of bonus, based on the respective individual target contracts;

(iii) To approve the establishment of the Strategy Commission and the Budget and Corporate Finance Commission for the period from April/2018 to March/2019, with the following members: (a) Strategy Commission: QiaoRuo Chen; Yumeng Zhao and Rafael Lazaretti as sitting members and Liu Mingyan, Quan Ge and Rafael Lemes Calaes as alternate members, respectively; (b) Budget and Corporate Finance Commission: Mingzhi Han, YueHui Pan and Vitor Fagali de Souza as sitting members and Kebing Zhou, Zhangyan Fu and Tiago da Costa Parreira as alternate members, respectively.

(iv) To appoint the following Committee members for the period from April/2018 to March/ 2019: (a) Process Management, Risks and Sustainability: Yunwei Liu, Na Zhang and Gustavo Sablewski as sitting members and Quan Ge, Sheng Xu and Valter Matta as alternate members, respectively; (b) Human Resources Management: Daobiao Chen, Zhang Li and Rodrigo Ronzella as sitting members and Yumeng Zhao, Qiaorou Chen and Daniela Sguassabia Domingues as alternate members, respectively; (c) Related Party: Fu Li, HongWu Ding and Marcelo Moraes as sitting members. The Related Party Committee will not have alternate members.

The Directors nominated for one of the Committees or Commissions have abstain to vote for the appointment of members in the respective Committee or Commission.

(v) To approve the proposal for overall compensation of the Board of Directors, Board of Executive Officers and and Fiscal Council members for the period from May/2018 to April/2019, as previously examined by the Human Resources Management Committee, which recommended its submission to the Board, and which will be submitted to voting at the Annual Shareholders Meeting of CPFL Energia, as follows: up to thirty-two million, nine-hundred and fifty-two thousand, nine-hundred and eight-nine reais and fifty-two cents (R$ 32,952,989.52) as fixed and variable compensation of the Executive Board, including benefits and charges, six-hundred and nineteen thousand, nine-hundred and fifteen reais and ninety-four cents (R$ 619,915.94) as fixed compensation of the Board of Directors, three-hundred and twenty-three thousand, six-hundred and nine-three reais and eight-six cents (R$ 323,693.86), as compensation of the Fiscal Council;

(vi) To recommend that the representatives of CPFL Energia in the General Shareholders Meetings and/or Partners Meetings of its subsidiaries/associates vote for approving the overall compensation of the Board of Directors, Board of Executive Officers and Fiscal Council of the subsidiaries, for the period from May 2018 to April 2019, in accordance with the proposal that is filed in the company’s headquarters and that have been previously examined and recommended by the Human Resources Management Committee.

(vii) To recommend the favorable vote of its representative in the Shareholders Meetings of following subsidiaries to  rectify the Board of Executive Officers’, overall compensation for the period from May/2017 to April/2018, so that the approved values shall be: (a) For CPFL Geração up to R$ 4,310,429.71; (b) For CPFL Brasil up to R$ 5,823,533.93; (c) For CPFL Paulista up to R$ 5,852,356.08; For (d) TI NECT up to R$ 928,785.61; (e) For CPFL Total up to R$ 146,794.30; (f) For CPFL Serviços up to R$ 5,549, 314.69; (g) For CPFL Atende up to R$ 3,443,776.00; (h) For CPFL Eficiência up to R$ 4,375,343.55; and (i) For Foz do Chapecó up to R$ 1,094,647.90.

(viii) To recommend, in accordance with Resolution N. 2018041-E,  the favorable vote for the Company’s subsidiary’s (CPFL Geração) representatives in the Board of Directors of CPFL Energias  Renováveis S.A., for approval of the budget of CPFL Renováveis for the period from 2018 to 2022, in accordance with the assumptions described in the proposal submitted by the Executive Board,  filed at the company's headquarters, being that the consolidated budget of the CPFL Group, approved in item 11 of the Board of Directors Meeting of CPFL Energia, held on November 10th, 2017, remains unchanged.

(ix) To approve, in accordance with Resolution N. 2018047-E, the revocation of CPFL Energia’s Dividend Policy.

(x) To recommend, in accordance with Resolution N. 2018048-E, the favorable vote to its representatives on the administrative bodies of CPFL Eficiência Energética S.A. (“CPFL Eficiência”), CPFL GD S.A. (CPFL GD”), Clion Assessoria e Comercialização de Energia Elétrica LTDA. (“CPFL Meridional”), CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”) and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), for approval of the contract of Advanced for Future Capital Increase – AFAC.

(xi) To approve, in accordance with Resolution N. 2018048-E,  Advanced for Future Capital Increase – AFAC in the company’s CPFL Eficiência and CPFL Serviços.

(xii) To recommend, in the terms of Resolution N. 2018045-E, the favorable vote to its representatives on the administrative bodies of  BARRA GRANDE ENERGIA S.A. (“BAESA”), for deliberation and eventual approval of  the energy purchase from May to December, 2018, representing the maximum total amount of R$ 118,520,640.00 (one hundred and eighteen million, five hundred and twenty thousand, six hundred and forty reais), to mitigate Generation Scaling Factor (“GSF”) risks on the free market’s energy portion, in the terms of the amendment to GSF allocation agreement among shareholders, and with no impacts for CPFL Geração de Energia S.A.

(xiii) To recommend, in the terms of Resolution N. 2018046-E, the favorable vote to its representatives on the administrative bodies of BARRA GRANDE ENERGIA S.A. (“BAESA”) and CAMPOS NOVOS ENERGIA S.A (“ENERCAN”), to sign of energy purchase contracts to mitigate the GSF risks on the ACL’s energy portion, as long as the transactions brings neutrality of financial effects for CPFL Geração de Energia S.A. (“CPFL Geração”), pursuant to GSF allocation agreement among shareholders, with no need to submit these transactions previously to CPFL Energia’s Board of Director, being that,they shall be submitted to the Board of Executive Officers of CPFL Energia for measurement of the neutrality to CPFL Geração, and as afterwards as an informative matter to the Board of Directors of CPFL Energia.

(xiv) To approve, in the terms of Resolution N. 2018049-E, the second renegotiation of a deadline established by the Internal Audit Report No. 09/2016, regarding the completion of the systematization of calculation form for the account for compensation of Portion A (CVA), which shal be altered from December 31st, 2018 to March 1st, 2019.

(xv) To recommend, in the terms of Resolution 2018052-E, the favorable vote to its representatives on the deliberative bodies of  RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), regarding the amendment to the contract of auditing services executed between the supplier ERNST & YOUNG TERCO AUDITORES INDEPENDENTES and RGE Sul, under number 9000000938.

(xvi) To recommend, in the terms of Resolution 2018053-E,  the favorable vote to its representatives on the Administrative Bodies of each company, regarding the amendment to the contracts of auditing services executed between the supplier Deloitte Touche Tohmatsu and CPFL Group companies, under contract numbers 4600048961, 4600048912 and 9000000922.

(xvii) To approve, in the terms of Resolution N. 2018056-E, (i) the changes in Articles: article 1 sole paragraph; article 5; article 9, sole paragraph, letter “b”; article 14; article 17 letters “i”, “k”, “m”, “n”, “s”  “z” and “aa”; article 18 and its sole paragraph letters “b” and “h”; article 20; article 21 letters “e” and “i”; article 26, paragraph 3; article 27, paragraph 2, letter “c”; article 34 and its sole paragraph; article 35 and its sole paragraph; article 36; article 37; article 38; article 39; article 43; article 45 and article 47 of CPFL Energia’s Bylaws; (ii) the submission of the above mentioned changes for the Shareholders’ deliberation in the next Annual and Extraordinary General Meeting to be held on April, 27th, 2018.

(xviii) To analyze the Management Report, the financial statements approve, in the terms e the respective explanatory notes of the Company, regarding the fiscal year that ended in December, 31st, 2017, together with the External Auditors Opinion by KPMG and with the favorable opinion from the Fiscal Council, as well as the proposal for destination of 2017’s results, declaring favorable to submit the documents to the approval of the Shareholders Annual Meeting.

Pursuant to the established by articles 163, III and 166 of Brazilian Corporation Law, the Fiscal Council was in favor of the proposed capital increase, according to the opinion filed in the Company’s headquarters.

(xix)  To take cognizance of the its subsidiaries Financial Statements for the year 2017 and  recommend the favorable vote to its representatives on the subsidiaries Board of Directors and/or Shareholders’ Meetings for the approval of such Financial Statements and related documents.

(xx) To approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and to Article 17, item “d” of the Bylaws, the publication of call notices to the Annual and Extraordinary Shareholders Meetings of the Company, to be held on April 27 of the current year.

(xxi) Take cognizance of the nomination of members to the Board of Directors and the Fiscal Council of the Company, and submit the proposals to the Annual Shareholders' Meeting of the Company;

(xxii) Take cognizance of the annual report on risks and compliance – SOX.

The following items were presented: (a) Extrapolation of Risk Limit – Human Resources; (b) Monthly Results; (c) Monthly Health and Safety Report; (d) Pipeline (Mar/Dec);

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu, Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao (Chairman), Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

Campinas, March 26th, 2018.

Yumeng Zhao

Chairman

Valter Matta

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.